Exhibit 99.2

RISK FACTORS

An investment in the Parent’s common stock involves risks. Stockholders should carefully consider the risks described below, together with all other information contained in this Annual Report on Form 10-K, before deciding to purchase the Parent’s common stock. If any of the following risks actually occur, the Corporation’s business, financial condition or operating results may be harmed. In that case, the trading price of the Parent’s common stock may decline, and stockholders may lose part or all of their investment in the Parent’s common stock.

We are subject to interest rate risk and variations in interest rates may negatively impact our financial performance.

We are unable to predict actual fluctuations of market interest rates with complete accuracy. Rate fluctuations are affected by many factors, including:

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inflation;

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recession;

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a rise in unemployment;

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tightening money supply; and

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domestic and international disorder and instability in domestic and foreign financial markets.

Changes in the interest rate environment may reduce profits. We expect that we will continue to realize income from the differential or "spread" between the interest we earn on loans, securities and other interest-earning assets, and the interest we pay on deposits, borrowings and other interest-bearing liabilities. Net interest spreads are affected by the difference between the maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities. At present, we are somewhat vulnerable to increases in interest rates because if rates increase significantly, our interest-earning assets may not reprice as rapidly as our interest-bearing liabilities. Changes in levels of market interest rates could materially and adversely affect our net interest spread, asset quality, levels of prepayments and cash flows as well as the market value of our securities portfolio and overall profitability.

The Bank’s ability to pay dividends is subject to regulatory limitations which, to the extent that that the Parent requires such dividends in the future, may affect the Parent’s ability to honor its obligations and pay dividends.

The Parent is a separate legal entity from the Bank and its subsidiaries and does not have significant operations of its own. We currently depend on the Bank's cash and liquidity to pay the Parent’s operating expenses and dividends to shareholders. We cannot assure you that in the future the Bank will have the capacity to pay the necessary dividends and that the Parent will not require dividends from the Bank to satisfy the Parent’s obligations. The availability of dividends from the Bank is limited by various statutes and regulations. It is possible, depending upon the financial condition of the Parent and other factors that bank regulators could assert that payment of dividends or other payments by the Bank are an unsafe or unsound practice. In the event that the Bank is unable to pay dividends, the Parent may not be able to service its obligations, including obligations on its debentures and debt securities, as they become due, or pay dividends on the Parent’s common stock. Consequently, the inability to receive dividends from the Bank could adversely affect our financial condition, results of operations, cash flows and prospects.

Our allowance for loan losses may not be adequate to cover actual losses.

Like all financial institutions, we maintain an allowance for loan losses to provide for loan defaults and non-performance. If our allowance for loan losses is not adequate to cover actual loan losses, future provisions for loan losses could materially and adversely affect our operating results. Our allowance for loan losses is determined by analyzing historical loan losses, current trends in delinquencies and charge-offs, plans for problem loan resolution, the opinions of our regulators, changes in the size and composition of the loan portfolio and industry information. We also consider the impact of economic events, the outcome of which are uncertain. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, which may be beyond our control, and these losses may exceed current estimates. Federal regulatory agencies, as an integral part of their examination process, review our loans and allowance for loan losses. While we believe that our allowance for loan losses in relation to our current loan portfolio is adequate to cover current losses, we cannot assure you that we will not need to increase our allowance for loan losses or that regulators will not require us to increase this allowance. Either of these occurrences could materially and adversely affect our earnings and profitability.

Our business is subject to various lending and other economic risks that could adversely impact our results of operations and financial condition.

Changes in economic conditions, particularly an economic slowdown, could hurt our business. Our business is directly affected by political and market conditions, broad trends in industry and finance, legislative and regulatory changes, changes in governmental monetary and fiscal policies and inflation, all of which are beyond our control. A deterioration in economic conditions, particularly within New Jersey, could result in the following consequences, any of which could hurt our business materially:

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loan delinquencies may increase;

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problem assets and foreclosures may increase;

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demand for our products and services may decline; and

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collateral for loans made by us may decline in value, in turn reducing our clients’ borrowing power.

A downturn in the real estate market could hurt our business. If there is a significant decline in real estate values in New Jersey, the collateral for our loans will provide less security. As a result, our ability to recover on defaulted loans by selling the underlying real estate would be diminished, and we would be more likely to suffer losses on defaulted loans.

We may suffer losses in our loan portfolio despite our underwriting practices.

We seek to mitigate the risks inherent in our loan portfolio by adhering to specific underwriting practices. Although we believe that our underwriting criteria are appropriate for the various kinds of loans that we make, we may incur losses on loans that meet our underwriting criteria, and these losses may exceed the amounts set aside as reserves in our allowance for loan losses. We face strong competition from other financial institutions, financial service companies and other organizations offering services similar to the services that we provide.

Many competitors offer the types of loans and banking services that we offer. These competitors include other national banks, savings associations, regional banks and other community banks. We also face competition from many other types of financial institutions, including finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. In this regard, our competitors include other state and national banks and major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations, offer a broader suite of services and mount extensive promotional and advertising campaigns.

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